

IAMGOLD

NEWS RELEASE
TSX: IMG NYSE: IAG

IAMGOLD ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Toronto, Ontario, May 5, 2026 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") announces that all items of business were approved by shareholders at the Company's Annual General Meeting (the "Meeting") held virtually on May 5, 2026.

All eight director nominees proposed by the Board of Directors were elected by shareholders. In addition, shareholders voted in favour of the appointment of KPMG LLP as the Company's auditor for the ensuing year, the approval of the Company's share incentive plan, and the advisory resolution on the Company's approach to executive compensation.

Voting Results

Election of Directors

A total of 446,055,766 common shares were voted by proxy and ballot on the election of directors, representing approximately 76.6% of the Company's issued and outstanding common shares. The nominees listed on the Management Information Circular dated March 25, 2026, were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed. The Company received the following votes with respect to the election of the eight nominees:

Nominee	Votes For	% For	Votes Against	% Against
Renaud Adams	411,382,926	99.83%	690,612	0.17%
Christiane Bergevin	313,137,983	75.99%	98,935,555	24.01%
Lawrence Peter O'Hagan	409,152,082	99.29%	2,921,456	0.71%
Kevin P. O'Kane	379,500,746	92.10%	32,572,792	7.90%
Daniel Racine	411,388,502	99.83%	685,035	0.17%
David S. Smith	408,593,289	99.16%	3,480,249	0.84%
Murray P. Suey	393,376,701	95.46%	18,696,836	4.54%
Anne Marie Toutant	411,345,599	99.82%	727,941	0.18%

Appointment of Auditors

KPMG LLP were appointed auditor of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following votes with respect to the election of the auditor:

	Votes For	% For	Votes Withheld	% Withheld
KPMG LLP	381,448,712	85.52%	64,607,053	14.48%

Advisory Votes on Share Incentive Plan & Executive Compensation

The shareholders voted in favour of the Company's share incentive plan, and the advisory resolution on the Company's approach to executive compensation.

	Votes For	% For	Votes Against	% Against
Amendments to Share Incentive Plan	401,454,772	97.42%	10,618,765	2.58%
Executive Compensation	407,862,847	98.98%	4,210,689	1.02%

Detailed voting results for all matters voted upon at the meeting have been filed on the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at http://www.sec.gov.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine is among the largest gold mines in production in Canada, which IAMGOLD operates in a 70|30 partnership with Sumitomo Metal Mining Co. Ltd. ("SMM"). In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts, including the large-scale Nelligan Mining Complex located in Quebec, Canada. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Business Development & Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com